Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Post-Qualification Offering Circular Amendment No. 11 to this Regulation A Offering Statement (Form 1-A) of RSE Archive, LLC to be filed on or about September 28, 2020 of our report dated March 31, 2020, except for Note J as to which the date is April 21, 2020, on our audit of the Company and each listed Series’ financial statements as of December 31, 2019, and for the period from January 3, 2019 (inception) to December 31, 2019. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company and each listed Series’ ability to continue as a going concern.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

September 28, 2020